

January 18, 2023

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 6, 2023**
> **File No. 333-264372**

Dear Joseph La Rosa:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Exhibits

1. We note the statement in the legal opinion, filed as exhibit 5.1, that counsel expresses "no opinion herein as to the laws of any state or jurisdiction other than the federal laws of the United States of America, and, with respect to our opinion relating to the enforceability of the Warrants, the Option Warrants and the Representative's Warrants, the laws of the State of New York." Please revise to reflect that counsel is not carving out the laws of Nevada in opining on the legality of the common stock and units. For guidance, see section II.B.3.b in Staff Legal Bulletin No. 19 (CF), dated October 14, 2011.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.